 UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A - 16 OR 15D - 16 OF

THE SECURITIES EXCHANGE ACT OF 1934

15 March 2017

Commission File No. 001-32846

____________________________

 CRH public limited company

(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,

Dublin 22, Ireland.

(Address of principal executive offices)

____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7):________

 15th March 2017

CRH plc
2016 Final Dividend Scrip Alternative

CRH plc announces that the price of a New Share in respect of the 2016 Final Dividend Scrip Alternative will be €33.08. The entitlement will be one New Share for every 89.502165 shares held where dividend withholding tax applies and for every 71.601732 shares held where dividend withholding tax does not apply. Scrip Election and Mandate forms or Notices of Entitlement will be posted to shareholders on 29th March 2017.

Enquiries:

Neil Colgan
Company Secretary
Tel: 00 3531 6344 340

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company

(Registrant)

Date 15 March 2017

 By:___/s/Neil Colgan___

N.Colgan

Company Secretary